Exhibit 99.1

Bell Canada
1 Carrefour Alexander-Graham-Bell
Building A7
Verdun (Québec)
H3E 3B3

Michel Lalande
Senior Vice-President, General Counsel &
Corporate Secretary - BCE & Bell
Telephone: 514 391-8386
Facsimile: 514 766-8161
michel.lalande@bell.ca

May 3, 2018

Re :	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (« NI 51-102 »)

At the 2018 annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 3, 2018 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES	%	VOTES	%
	FOR		WITHHELD
Barry K. Allen	380,071,870	98.20%	6,965,381	1.80%
Sophie Brochu	382,647,974	98.87%	4,386,782	1.13%
Robert E. Brown	382,323,782	98.78%	4,710,923	1.22%
George A. Cope	385,292,423	99.55%	1,742,282	0.45%
David F. Denison	384,451,265	99.33%	2,583,440	0.67%
Robert P. Dexter	367,157,600	94.86%	19,877,105	5.14%
Ian Greenberg	368,416,910	95.19%	18,617,795	4.81%
Katherine Lee	384,756,806	99.41%	2,278,051	0.59%
Monique F. Leroux	383,171,403	99.00%	3,863,302	1.00%
Gordon M. Nixon	379,291,408	98.00%	7,743,297	2.00%
Calin Rovinescu	383,183,052	99.00%	3,851,653	1.00%
Karen Sheriff	385,035,062	99.48%	1,999,643	0.52%
Robert C. Simmonds	382,861,987	98.92%	4,172,718	1.08%
Paul R. Weiss	378,610,346	97.82%	8,424,059	2.18%

2. Appointment of Auditors

A ballot was conducted with respect to the appointment of Deloitte LLP as the Corporation’s Auditors. According to proxies received and ballots cast, Deloitte LLP was appointed the Corporation’s Auditors with the following results:

Votes For : 397,914,558 (95.18%)
Votes Withheld: 20,165,576 (4.82%)

3. Executive Compensation

A ballot was conducted with respect to the advisory resolution on executive compensation. According to proxies received and ballots casts, the proposal was approved with the following results:

Votes For: 357,243,878 (92.28%)
Votes Against: 29,884,566 (7.72%)

4. Shareholder Proposal No. 1

A ballot was conducted with respect to shareholder proposal No. 1 – Director Compensation. The proposal was defeated with the following results:

Votes For: 8,681,527 (2.24%)
Votes Against: 376,306,208 (97.21%)
Votes Withheld: 2,132,337 (0.55%)

(signed) Michel Lalande
Senior Vice-President, General Counsel & Corporate Secretary